

07008527

S... [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 01, 2006 AND ENDING September 30, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Coast Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 West Bay to Bay Blvd., Suite 23
(No. and Street)

Tampa | FL | 33629
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P. A.
(Name – *if individual, state last, first, middle name*)

102 South Armenia Ave | Tampa | FL | 33609
(Address) | (City) | (State) | (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 20 2007 WASH. DC 105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles F. O'Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Coast Securities Corporation, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


RALPHAEL MARIE CLARKE
Notary Public - State of Florida
My Commission Expires Oct 20, 2010
Commission # DD 595344
Bonded By National Notary Assn.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC COAST SECURITIES CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007 AND 2006

ATLANTIC COAST SECURITIES CORPORATION
TABLE OF CONTENTS

FINANCIAL STATEMENTS

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholder of
Atlantic Coast Securities Corporation
Tampa, Florida

We have audited the accompanying balance sheets of Atlantic Coast Securities Corporation as of September 30, 2007 and 2006, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Coast Securities Corporation at September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Moses, P.A.
Certified Public Accountants

October 31, 2007
Tampa, Florida

ATLANTIC COAST SECURITIES CORPORATION
BALANCE SHEETS

ASSETS

	SEPTEMBER 30, 2007	SEPTEMBER 30, 2006
CURRENT ASSETS		
Cash	$ 25,869	$ 22,626
Accounts receivable	8,973	17,530
Due from parent	2,499	
Trading investments		9,072
Total current assets	37,341	49,228
Total assets	$ 37,341	$ 49,228

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 4,192	$ 2,936
Payroll taxes payable	219	71
Due to parent		2,258
Total current liabilities	4,411	5,265
STOCKHOLDER'S EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 100 shares issued and outstanding	100	100
Additional paid-in-capital	18,400	18,400
Retained earnings	14,430	25,463
Total stockholder's equity	32,930	43,963
Total liabilities and stockholder's equity	$ 37,341	$ 49,228

See Notes to Financial Statements

ATLANTIC COAST SECURITIES CORPORATION
STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED SEPTEMBER 30,	
	2007	2006
Commissions and fees	$ 563,768	$ 508,841
Cost of services including general and administrative expenses	579,769	497,188
Operating income	(16,001)	11,653
Other income		
Interest income	654	559
Realized gain on sale of investments	1,823	972
Total other income	2,477	1,531
Income (loss) before provision for income taxes	(13,524)	13,184
Provision for (benefit) income taxes	(2,491)	2,258
Net income (loss)	$ (11,033)	$ 10,926

See Notes to Financial Statements

ATLANTIC COAST SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at October 1, 2005	$ 100	$ 18,400	$ 14,537
Net income, page 4			10,926
Balance at September 30, 2006	100	18,400	25,463
Net loss, page 4			(11,033)
Balance at September 30, 2007	$ 100	$ 18,400	$ 14,430

See Notes to Financial Statements

ATLANTIC COAST SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED SEPTEMBER 30,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (11,033)	$ 10,926
Adjustments to reconcile net income to net cash from operating activities:		
Unrealized gain on investments		(972)
Gain on sale of investments	(1,823)	
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable	8,557	(6,550)
Increase in due from parent	(2,499)	
Decrease in securities owned, not readily marketable		3,300
(Increase) decrease in trading investments		(8,100)
Increase (decrease) in accounts payable	1,256	(503)
Increase (decrease) in payroll taxes payable	148	0
Increase (decrease) in due to parent	(2,258)	2,258
Net cash provided by (used by) operating activities	(7,652)	359
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		
Proceeds from sale of investments	10,895	0
NET INCREASE IN CASH	3,243	359
CASH AT BEGINNING OF YEAR	22,626	22,267
CASH AT END OF YEAR	$ 25,869	$ 22,626

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 0	$ 0
Income taxes (paid to parent)	$ 2,258	$ 0

See Notes to Financial Statement

ATLANTIC COAST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

Atlantic Coast Securities Corporation (the Company), a Florida corporation, is an independent investment banking firm and is a wholly-owned subsidiary of Atlantic Coast Financial Consultants, Inc. (ACFC), formerly Florida Syndicated Services, Inc. (FSSI). The firm provides investment advisory services and brokers professionally managed investments to its client base. In addition, the Company occasionally underwrites private securities offerings.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and various state regulatory agencies.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash -- Cash consisted of $15,000 of cash in an interest bearing account at September 30, 2007 and 2006 and $10,869 and $7,626 in non-interest bearing accounts at September 30, 2007 and 2006, respectively.

(d) Recognition of income -- Sales commissions earned are recorded based on the settlement date of the trade.

(e) Income Taxes -- The Company's income is reported for tax purposes on a consolidated basis with ACFC. Income tax expense or benefit is allocated from ACFC based on estimated expenses or benefit arising from inclusion of the Company's income in the consolidated returns.

(f) Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Fair Value of Financial Instruments -- The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for the purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash, accounts receivable, trading investments and accounts payable approximate the carrying value due to their short term nature.

Note 2 - Related Party Transactions

ACFC employs all individuals who provide services to the Company. In addition, ACFC provides and pays for substantially all administrative services incurred by the Company. In return for providing these services, the Company reimbursed ACFC $282,179 and $238,832 for the years ended September 30, 2007 and 2006 respectively. This reimbursement is included in cost of services including general and administrative expenses in the accompanying statements of operations.

Note 3 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. At September 30, 2007 and 2006, the Company had net capital of $24,558 and $37,340, respectively, which is in excess of its required net capital of $5,000 by $19,225 and $32,340 respectively.

The Company had aggregated indebtedness of $4,411 at September 30, 2007 and $5,265 at September 30, 2006.

ATLANTIC COAST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

Note 3 - Regulatory Requirements, continued

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

A statement of changes in liabilities subordinated to claims or general creditors has been omitted as the Company had no such liabilities during the period covered by this financial report.

Note 4 - Commitments and Contingencies

There are no commitments or contingencies.

SUPPLEMENTARY INFORMATION

ATLANTIC COAST SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

	FOR THE YEARS ENDED SEPTEMBER 30,	
	2007	2006
COMPUTATION OF NET CAPITAL		
Stockholder's equity	$ 32,930	$ 43,963
Less non-allowable assets:	(8,372)	(6,623)
Total	$ 24,558	$ 37,340
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$ 4,411	$ 5,265
Minimum net capital at 6 2/3% of aggregate indebtedness	$ 294	$ 351
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIRED	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	19,558	32,340
NET CAPITAL	$ 24,558	$ 37,340
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17.96%	14.10%
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$ 31,250	$ 37,340
Adjust accounts receivable	(5,381)	
Adjust accounts payable	(136)	
Adjust due from parent	2,499	
Adjust non-allowable assets	(3,674)	
Net capital, as stated above	$ 24,558	$ 37,340

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Directors and Stockholder of
Atlantic Coast Securities Corporation
Tampa, Florida

We have audited the accompanying financial statements of Atlantic Coast Securities Corporation as of and for the years ended September 30, 2007 and 2006 and have issued our report thereon dated October 31, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Atlantic Coast Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.



Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
October 31, 2007

END